UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: June 26, 2008

TRUSTCASH HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

000-49838	94-3381088
(Commission File Number)	(IRS Employer Identification Number)

Kent Carasquero, Chief Executive Officer

475 Lenox Road, Suite 400, Atlanta, Georgia 30326
(Address of principal executive offices)

(800) 975-5196
(Registrant's telephone number, including area code)

n/a
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On December 20, 2007 Trustcash Holdings, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with TCHH Acquisition Corp, a wholly-owned subsidiary of the Company ("TCHH"), and Paivis Corp., ("Paivis") whereby the Company intended to acquire all of the issued and outstanding common shares of Paivis on a share for share exchange basis. The Merger Agreement was filed on Form 8-K with the Securities and Exchange Commission on December 28, 2007. On February 5, 2008, the parties to the Merger Agreement agreed to amended the terms and conditions of the original agreement with the execution of an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement"). Effective on June 26, 2008, the Company and Paivis agreed, through a letter of understanding, to continue with due diligence efforts past the Amended Merger Agreement's closing date. The parties agreed to set a closing date with an amendment to the Amended Merger Agreement upon accepting a suitable financing proposal for the combined businesses.

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ITEM 7.01   Regulation FD Disclosure
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The information contained herein includes a certificate of designation of preferred stock attached as *Exhibit 4*, a letter of understanding attached as *Exhibit 99(i)*, and a stock option plan attached as *Exhibit 99(ii)*, all of which are incorporated by reference into this Item 7.01 in satisfaction of the public disclosure requirements of Regulation FD. This information is "furnished" and not "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, or otherwise subject to the liabilities of that section. However, this information may be incorporated by reference in another filing under the Securities and Exchange Act of 1934 or the Securities Act of 1933 only if, and to the extent that, such subsequent filing specifically references the information incorporated by reference herein.

Item 8.01   Other Events.

On June 30, 2008, the board of directors of the Company approved the Company's 2008 Stock Option Plan ("Plan"). The Plan is intended to promote the interests of Company by providing eligible persons with the opportunity to acquire or increase their proprietary interest in the Company as an incentive for them to continue their employment or service. The board of directors believes that such an incentive will help to enhance stockholder value.

The maximum number of shares of common stock that may be issued over the ten (10) year term of the Plan shall not exceed ten million (10,000,000) shares, one million (1,000,000) of which may be issued as incentive stock options ("ISO") and nine million (9,000,000) of which may be issued as non-statutory stock options ("NSO"). Employees will be eligible for ISOs and NSOs under the Plan. Non-employee members of the board of directors and consultants will be eligible for NSOs.

If stockholder approval is not obtained within twelve (12) months after the date of the board of directors' adoption of the Plan, no options may be exercised under the Plan.

No options have been granted pursuant to the Plan as of the date of this report.

On June 30, 2008, the board of directors designated twenty five million (25,000,000) of the fifty million (50,000,000) preferred shares authorized, par value $0.001 per share, as "Series A Convertible Preferred Stock" (the "Series A Preferred Stock"), which principal powers, designations, preferences and relative, participating, optional or other rights, and qualifications, limitations and restrictions are as follows:

- The Series A Preferred Stock holders will be entitled to vote together with the holders of the common stock as a single class on all matters submitted for a vote of holders of common stock.
- The Series A Preferred Stock holders will be entitled to cast two (2) votes for each vote that such holder would be entitled to cast had such holder converted his or her Series A Preferred Stock into shares of common stock as of the date immediately prior to the record date for determining the stockholders of the Company eligible to vote on any such matter.
- The Series A Preferred Stock holders will be entitled to convert each share of Series A Preferred Stock, at any time, into five (5) shares of common stock as of the conversion date.
- The Series A Preferred Stock holders will be entitled to certain anti-dilution protection in the case of capital reorganization, reclassification or otherwise.

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ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS
_____

(d)   Exhibits

The following exhibits are filed herewith:

4   Certificate of Designation of Series A Convertible Preferred Stock of Trustcash Holdings, Inc., dated June 30, 2008.

99(i)   Letter of Understanding between Trustcash Holdings, Inc. and Paivis Corp., dated June 26, 2008.

99(ii)   Trustcash Holdings, Inc. 2008 Stock Option Plan, approved on June 30, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Trustcash Holdings, Inc.

By: /s/ Kent Carasquero   July 2, 2008
Name: Kent Carasquero
Title: Chief Executive Officer

Exhibit 4

CERTIFICATE OF DESIGNATION OF SERIES A CONVERTIBLE PREFERRED STOCK
OF
TRUSTCASH HOLDINGS, INC.

Trustcash Holdings, Inc., a Delaware corporation (the "Company"), hereby certifies that the following resolution was adopted unanimously by the Company's Board of Directors as required by *Section 151* of the State of Delaware Code, Title 8. *Corporations,* Chapter 1, *General Corporations Law,* Subchapter V. *Stock and Dividends*, pursuant to written consent dated June 30, 2008:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors by the provisions of the Certificate of Incorporation of the Company there is hereby created, out of the fifty million (50,000,000) shares of preferred stock of the Company, par value $0.001 per share, authorized in Article Four of the Certificate of Amendment of Certificate of Incorporation, a series of the preferred stock consisting of twenty five million (25,000,000) shares, which series shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations and restrictions (in addition to any powers, designations, preferences and relative, participating, optional or other rights, and any qualifications, limitations and restrictions, set forth in the Certificate of Incorporation which are applicable to the preferred stock):

Section 1. *Designation of Amount*.

The shares of preferred stock created hereby shall be designated the "Series A Convertible Preferred Stock" (the "Series A Preferred Stock") and the authorized number of shares constituting such series shall be twenty five million (25,000,000).

Section 2. *Dividends*.

Dividends shall be paid to the holders of shares of Series A Preferred Stock in the event dividends are paid to the holders of shares of the Company's common stock and only if such shares of Series A Preferred Stock are converted into shares of common stock prior to entitlement to the dividend.

Section 3. *Liquidation Preference*

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a "Liquidation"), the holders of the Series A Preferred Stock then outstanding shall be entitled to the same treatment in liquidation as holders of the common stock into which the shares of Series A Preferred Stock would be convertible.

Section 4. *Voting Rights*.

(a) *General*. Except as otherwise provided by applicable law and in addition to any voting rights provided by law, the holders of outstanding shares of the Series A Preferred Stock:

> (i) shall be entitled to vote together with the holders of the common stock as a single class on all matters submitted for a vote of holders of common stock;
> (ii) shall have such other voting rights as are specified in the Certificate of Incorporation or as otherwise provided by Delaware law; and
> (iii) shall be entitled to receive notice of any stockholders' meeting in accordance with the Certificate of Incorporation and By-laws of the Company.

Exhibit 4

For purposes of the voting rights set forth in this Section 4(a), each share of Series A Preferred Stock shall entitle the holder thereof to cast two (2) votes for each vote that such holder would be entitled to cast had such holder converted his or her Series A Preferred Stock into shares of common stock as of the date immediately prior to the record date for determining the stockholders of the Company eligible to vote on any such matter.

(b) *Prohibitions*. So long as any shares of Series A Preferred Stock remain outstanding, the Company shall not, without the written consent or affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, (i) amend, alter, waive or repeal, whether by merger, consolidation, combination, reclassification or otherwise, the Certificate of Incorporation, including this Certificate of Designation, or By-laws of the Company or any provisions thereof (including the adoption of a new provision thereof), or (ii) create, authorize or issue any class, series or shares of preferred stock or any other class of capital stock ranking either as to payment of dividends, distributions or as to distributions of assets upon Liquidation prior to the Series A Preferred Stock. The vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting separately as one class, shall be necessary to adopt any alteration, amendment or repeal of any provision of this Certificate of Designation, in addition to any other vote of stockholders required by law.

Section 5. *Conversion Rights.*

(a) *General*. Subject to and upon compliance with the provisions of this Section 5, the holders of the shares of Series A Preferred Stock shall be entitled, at their option, at any time, to convert all or any such shares of Series A Preferred Stock into a number of fully paid and non-assessable shares of common stock. The number of shares of common stock to which a holder of Series A Preferred Stock shall be entitled upon conversion shall be determined using a ratio of five (5) shares of common stock for each (1) share of Series A Preferred Stock as of the conversion date.

(b) *Anti-Dilution*. If the shares of common stock issuable upon the conversion of shares of Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise, then and in each such event, the holder of each share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change by holders of the number of shares of common stock into which such share of Series A Stock might have been converted immediately prior to such reorganization, reclassification or change.

(c) *Conversion Process*. Before any holder of shares of Series A Preferred Stock shall be entitled to convert the same into shares of common stock, such holder shall surrender the certificate or certificates therefore, duly endorsed, at the principal executive office of the Company or of any transfer agent for such shares, and shall give written notice by mail, postage prepaid, to the Company at its principal executive office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of common stock are to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of shares of Series A Preferred Stock, a certificate or certificates for the number of shares of common stock to which each holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Series A Preferred Stock to be converted, and the person or persons entitled to receive the shares of common stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of common stock as of such date.

Exhibit 4

In the event some but not all of the shares of Series A Preferred Stock represented by a certificate or certificates surrendered by a holder are converted, the Company shall execute and deliver to the holder or to such other person as the holder may request in writing, at the expense of the Company, a new certificate representing the number of shares of Series A Preferred Stock which were not converted.

(d) *Upon Reclassifications, Reorganizations, Consolidations or Mergers*. In the event of any capital reorganization of the Company, any reclassification of the stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or any consolidation or merger of the Company with or into another corporation (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the common stock), each share of Series A Preferred Stock shall after such reorganization, reclassification, consolidation, or merger be convertible into the kind and number of shares of stock or other securities or property of the Company or of the successor corporation resulting from such consolidation or surviving such merger, if any, to which the holder of the number of shares of common stock deliverable (immediately prior to the time of such reorganization, reclassification, consolidation or merger) upon conversion of such Series A Preferred Stock would have been entitled upon such reorganization, reclassification, consolidation or merger.

The provisions of this clause shall similarly apply to successive reorganizations, reclassifications, consolidations, or mergers. The Company shall not effect any such reorganization, reclassification, consolidation or merger unless, prior to the consummation thereof, the successor corporation (if other than the Company) resulting from such reorganization, reclassification, consolidation, shall assume, by written instrument, the obligation to deliver to the holders of the Series A Preferred Stock such shares of stock, securities or assets, which, in accordance with the foregoing provisions, such holders shall be entitled to receive upon such conversion.

(e) *Reservation of Conversion Shares*. The Company shall at all times reserve and keep available out of its authorized but unissued shares of common stock solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock, such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time, the number of authorized, but unissued and unreserved, shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized, but unissued and unreserved, shares of common stock to such number of shares as shall be sufficient for such purposes.

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Company by its duly authorized officer this 30th day of June, 2008.

By: /s/ Kent Carasquero
Kent Carasquero
Chief Executive Officer

Exhibit 99 (i)



June 26th ,2008

Paivis, Corp
400 - 3475 Lenox Road
Atlanta Georgia
30326

RE: Amended Merger Agreement dated Feb 5, 2008 (the "Agreement")

Attention: Ed Kwong, President

This letter will serve to acknowledge our understanding that the Outside Closing Date as described in the Agreement cannot be met.

Rather than terminate the Agreement I propose we continue our efforts to meet the due diligence requirements. In addition, if and when a suitable financing proposal is accepted we can at that time redefine the Outside Closing Date to correspond with a Merger.

Accepting that the above accurately details your understanding of our agreement in this regard could you please execute this letter where indicated and return same at your earliest convenience.

Yours truly,

TRUSTCASH HOLDINGS, INC.

Per: /s/ Kent Carasquero
             Kent Carasquero, President

Acknowledged and agreed to this 26th day of June, 2008, by:

PAIVIS, CORP

Per: /s/ Edwin Kwong
             Edwin Kwong, President

Exhibit 99 (ii)

TRUSTCASH HOLDINGS, INC.
2008 STOCK OPTION PLAN

ARTICLE ONE

GENERAL PROVISIONS

I.   PURPOSE OF THE PLAN

This 2008 Stock Option Plan is intended to promote the interests of Trustcash Holdings, Inc., a Delaware corporation, by providing eligible persons who are employed by or provide services to the Corporation with the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Corporation as an incentive for them to continue in such employ or service. Options granted under this Plan may be Incentive Stock Options or Nonstatutory Stock Options.

Capitalized terms shall have the meanings assigned to such terms in Article Four of this Plan.

II.   STRUCTURE OF THE PLAN

The Plan shall be an Option Grant Program, under which eligible persons may be granted, at the discretion of the Plan Administrator, options to purchase shares of Common Stock. The options issued under this Plan are intended to be either Incentive Stock Options or Nonstatutory Stock Options exempt from Code Section 409A.

III.   ADMINISTRATION OF THE PLAN

A.   The Plan shall be administered by the Board. However, any or all administrative functions otherwise exercisable by the Board may be delegated to the Committee. Members of the Committee shall serve for such period of time as the Board may determine and may be removed by the Board at any time. Also, the Board at any time may terminate the functions of the Committee and reassume all powers and authority previously delegated to the Committee.

B.   Within the scope of its administrative jurisdiction under the Plan, the Plan Administrator shall have full power and authority subject to the provisions of the Plan:

1.   to establish such rules as it may deem appropriate for proper administration of the Plan, to make all factual determinations, to construe and interpret the provisions of the Plan and the Awards thereunder and to resolve any and all ambiguities thereunder;

2.   to determine, with respect to Awards made under the Option Grant Program, which eligible persons are to receive such Awards, the time or times when such Awards are to be made, the number of shares to be covered by such Awards, the vesting schedule (if any) applicable to such Awards, the status of a granted option as either an Incentive Stock Option or a Nonstatutory Stock Option, and the maximum term for which each option is to remain outstanding;

3.   to amend, modify or cancel any outstanding Awards with the consent of the holder or accelerate the vesting of such Awards; and

4.   to take such other discretionary actions as permitted under applicable law and pursuant to the terms of the Plan.

Exhibit 99 (ii)

C.   The Plan Administrator shall have full power and authority to establish such rules and regulations as it may deem appropriate for proper administration of the Plan and to construe, to make such determinations under, and to issue such interpretations of, the terms, restrictions and provisions of the Plan and any outstanding options issued thereunder as it may deem necessary or advisable. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or any agreements relating to option grants or stock issued thereunder. Decisions of each Plan Administrator within the scope of its administrative functions under the Plan shall be final and binding on all parties who have an interest in the Plan or any option issued thereunder.

IV.   ELIGIBILITY

A.   The persons eligible to participate in the Plan are as follows:

1.   Employees;

2.   Non-employee members of the Board or the board of directors of any Parent or Subsidiary; and

3.   Consultants.

B.   Only Employees shall be eligible for Incentive Stock Options under this Plan.

C.   The Board shall have the sole and absolute discretion to select Employees and other individuals who will be granted options in accordance with this Plan.

V.   STOCK SUBJECT TO THE PLAN

A.   The stock that may be issued under the Plan shall be shares of authorized but unissued or reacquired Common Stock of the Corporation. The total number of shares of Common Stock that may be issued over the term of the Plan shall not exceed Ten Million (10,000,000) shares. The aggregate maximum number of shares of Common Stock that may be issued as Incentive Stock Options over the term of the Plan is One Million (1,000,000). The remaining Nine Million (9,000,000) shares of Common Stock may be issued as Nonstatutory Stock Options.

B.   The shares of Common Stock purchasable under the Plan as Incentive Stock Options can be supplied to the Plan through acquisitions of Common Stock on the open market, shares purchased under the Plan through Incentive Stock Options and forfeited back to the Plan, shares surrendered in payment of the exercise price of an Incentive Stock Option, and shares withheld from the exercise of an Incentive Stock Option for payment of applicable employment taxes and/or Federal income tax withholding obligations, in addition to newly issued shares of Common Stock.

ARTICLE TWO
OPTION GRANT PROGRAM

I.   OPTION TERMS

Each option shall be evidenced by one or more documents in the form approved by the Plan Administrator; provided, however, that each such document shall comply with the terms specified below. In addition, each document evidencing an Incentive Stock Option shall be subject to the provisions of the Plan applicable to such options.

Exhibit 99 (ii)

A.   **Exercise Price.**

1.   The exercise price per share shall be established by the Plan Administrator and shall be equal to or greater than the Fair Market Value per share of Common Stock on the option grant date.

2.   The exercise price shall become due immediately upon exercise of the option and, subject to the provisions of Section I of Article Three and the documents evidencing the option, shall be payable in cash or check made payable to the Corporation. If the Common Stock is registered under Section 12 of the 1934 Act at the time the option is exercised, then the exercise price may also be paid as follows:

(i)   in shares of Common Stock held for the requisite period necessary to avoid a charge to the Corporation's earnings for financial reporting purposes and valued at Fair Market Value on the Exercise Date; or

(ii)   to the extent the option is exercised for vested shares, through a special sale and remittance procedure pursuant to which the Optionee concurrently shall provide irrevocable written instructions to (a) a Corporation-designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Corporation, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable Federal, state and local income and employment taxes required to be withheld by the Corporation by reason of such exercise and (b) the Corporation to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale.

Except to the extent such sale and remittance procedure is utilized, payment of the exercise price for the purchased shares must be made on the Exercise Date.

B.   **Exercise and Term of Options.** Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the Plan Administrator and set forth in the documents evidencing the option. However, no option shall have a term in excess of ten (10) years measured from the option grant date.

C.   **Cessation of Service.**

The following provisions shall govern the exercise of any options held by the Optionee at the time of cessation of Service or death:

1.   Upon the Optionee's cessation of Service for any reason, the Optionee's option shall terminate immediately and cease to be outstanding with respect to any and all option shares for which the option is not otherwise at that time exercisable or in which the Optionee is not otherwise at that time vested (after taking into account any vesting acceleration provisions tied to the Optionee's cessation of Service under this Plan, any option agreement or any other written agreement between an Optionee and the Corporation); provided, however, should Optionee's Service be terminated for Misconduct, then notwithstanding anything to the contrary herein, all outstanding options with respect to all unvested shares at the date of such termination held by the Optionee shall terminate immediately and cease to remain outstanding.

Exhibit 99 (ii)

2. Should the Optionee cease to remain in Service for any reason other than death or Disability, except as otherwise provided under an option agreement or any other written agreement between the Optionee and the Corporation, the Optionee shall have a period of three (3) months following the date of such cessation of Service during which to exercise each outstanding vested option held by such Optionee and not terminated or cancelled under subparagraph (1) above.

3. Should the Optionee's Service terminate by reason of Disability, then the Optionee shall have a period of twelve (12) months following the date of such cessation of Service during which to exercise each outstanding vested option held by the Optionee and not terminated or cancelled under subparagraph (1) above.

4. If, while holding an outstanding vested option, the Optionee's Service terminates by reason of the Optionee's death, then the personal representative of his or her estate or the person or persons to whom the option is transferred pursuant to the Optionee's will or the laws of inheritance shall have a period of twelve (12) months following the date of the Optionee's death to exercise such option.

5. During the applicable post-Service exercise period, the option may not be exercised in the aggregate for more than the number of vested shares for which the option is exercisable on the date of the Optionee's cessation of Service, plus any additional option shares for which vesting is accelerated due to such cessation of Service pursuant to the terms of the applicable option agreement or any other written agreement between an Optionee and the Corporation.

6. Upon the expiration of the applicable exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be outstanding for any vested shares for which the option has not been exercised. Under no circumstances shall any such option be exercisable after the specified expiration of the option term.

D. **Shareholder Rights.** The holder of an option shall have no shareholder rights with respect to the shares subject to the option until such person shall have exercised the option, paid the exercise price, and become the recordholder of the purchased shares.

E. **Limited Transferability of Options.** During the lifetime of the Optionee, Incentive Stock Options shall be exercisable only by the Optionee and shall not be assignable or transferable other than by will or by the laws of descent and distribution following the Optionee's death. However, at the discretion of the Plan Administrator and in connection with the Optionee's estate plan, a Nonstatutory Stock Option may be assigned in whole or in part during the Optionee's lifetime to one or more members of the Optionee's immediate family or to a trust established exclusively for one or more such family members. The assigned portion may be exercised only by the person or persons who acquire a proprietary interest in the option pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

II. INCENTIVE STOCK OPTIONS

The terms specified below shall be applicable to all Incentive Stock Options. Except as modified by the provisions of this Section II, all the provisions of Articles One, Two, Three and Four shall be applicable to Incentive Stock Options. Options that are specifically designated as Nonstatutory Stock Options when issued under the Plan shall not be subject to the terms of this Section II.

Exhibit 99 (ii)

A. **Eligibility.** Incentive Stock Options may be granted only to Employees.

B. **Exercise Price.** The exercise price per share shall not be less than one hundred percent (100%) of the Fair Market Value per share of Common Stock on the option grant date.

C. **Dollar Limitation.** During any one (1) calendar year, the aggregate Fair Market Value of the shares of Common Stock (determined as of the respective date or dates of grant) for which one or more options granted to any Employee under the Plan (or any other option plan of the Corporation or any Parent or Subsidiary) may become exercisable for the first time as Incentive Stock Options shall not exceed One Hundred Thousand Dollars ($100,000). To the extent such Employee holds two (2) or more options that become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as Incentive Stock Options shall be applied on the basis of the order in which such options were granted.

D. **10% Shareholder.** If any Employee is a 10% Shareholder on the date that an Incentive Stock Option is granted, then (i) the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value per share of Common Stock on the option grant date and (ii) the option term shall not exceed five (5) years measured from the option grant date.

III.   CORPORATE TRANSACTION

A. In the event of any Corporate Transaction and except as otherwise provided in an option agreement, each outstanding option that is not fully vested automatically shall accelerate so that immediately prior to the effective date of the Corporate Transaction, all shares subject to the option automatically shall vest and each such option shall become fully exercisable for all of the shares of Common Stock at the time subject to such option and may be exercised for any or all of those shares as fully-vested shares of Common Stock. However, an outstanding option shall not so accelerate if and to the extent: (i) such option is assumed in connection with the Corporate Transaction, otherwise continued in full force and effect by the successor corporation (or parent thereof) or replaced with a comparable option to purchase shares of the capital stock of the successor corporation (or parent thereof), (ii) such option is to be replaced with a cash incentive program of the successor corporation that preserves the financial spread existing between the exercise price on the option grant date and the Fair Market Value of the shares subject to the option on the effective date of the Corporate Transaction and provides for subsequent payout in accordance with the vesting schedule applicable to such option, or (iii) the acceleration of such option is subject to other limitations imposed by the Plan Administrator at the time of the option grant. The determination of option comparability under clauses (i) and (ii) above shall be made by the Plan Administrator, and its determination shall be final, binding and conclusive.

B. Immediately following the consummation of the Corporate Transaction, all outstanding options shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) or otherwise expressly continued in full force and effect pursuant to the terms of the Corporate Transaction.

Exhibit 99 (ii)

C.   Each option that is assumed, otherwise continued in full force and effect, or replaced with a comparable option in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities that would have been issuable to the Optionee in consummation of such Corporate Transaction had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments to reflect such Corporate Transaction shall also be made to (i) the number and class of securities available for issuance under the Plan following the consummation of such Corporate Transaction and (ii) the exercise price payable per share under each outstanding option, provided the aggregate exercise price payable for such securities shall remain the same. Notwithstanding anything herein to the contrary, any adjustments made to an Incentive Stock Option shall comply with the requirements of Section 424 of the Code and related rules and regulations, so that such option shall continue to qualify as an Incentive Stock Option, and not a Nonstatutory Stock Option or new Incentive Stock Option.

D.   In the event an Optionee's Service should terminate by reason of an Involuntary Termination within eighteen (18) months following the effective date of a Corporate Transaction, the Plan Administrator shall have the discretion, exercisable at the time the option is granted or at any time while the option remains outstanding, to provide for the automatic acceleration of one or more outstanding options that do not otherwise accelerate at that time, as described in Section III.A. of this Article Two. Any options so accelerated shall remain exercisable until the earlier of (i) the expiration of the option term, or (ii) the expiration of the one (1) year period measured from the effective date of the Involuntary Termination.

E.   Upon the occurrence of a Corporate Transaction, the Plan Administrator shall have the discretion, exercisable either at the time the option is granted or at any time while the option remains outstanding, to provide for the automatic acceleration of one or more outstanding options, as described in Section III.A. of this Article Two whether or not those options are to be assumed or replaced in the Corporate Transaction.

F.   The portion of any Incentive Stock Option accelerated in connection with a Corporate Transaction shall remain exercisable as an Incentive Stock Option only to the extent the applicable One Hundred Thousand Dollar ($100,000) limitation (as described in Section II.C. of this Article Two) is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a Nonstatutory Stock Option under the Federal income tax laws.

G.   The grant of options under the Plan shall in no way affect the right of the Corporation to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

IV.   CANCELLATION AND REGRANT OF OPTIONS

The Plan Administrator shall have the authority to effect, at any time and from time to time, with the consent of the affected option holders, the cancellation of any or all outstanding options under the Option Grant Program and to grant in substitution new options covering the same or different number of shares of Common Stock but with an exercise price per share based on the Fair Market Value per share of Common Stock on the new grant date.

Exhibit 99 (ii)

ARTICLE THREE

MISCELLANEOUS

I.   EFFECTIVE DATE AND TERM OF THE PLAN

A.   The Plan shall become effective when adopted by the Board, but no option granted under the Plan may be exercised, until the Plan is approved by the Corporation's shareholders. If such shareholder approval is not obtained within twelve (12) months before or after the date of the Board's adoption of the Plan, then all options previously granted under the Plan shall terminate and cease to be outstanding, and no further options shall be granted and no shares shall be issued under the Plan. Subject to such limitation, the Plan Administrator may grant options under the Plan at any time after the effective date of the Plan and before the date fixed herein for termination of the Plan.

B.   In its discretion, the Board may terminate the Plan at any time with respect to any shares of Common Stock for which Incentive Stock Options or Nonstatutory Stock Options have not been granted.

C.   The Plan shall terminate upon the earliest of (i) the expiration of the ten (10) year period measured from the date the Plan is adopted by the Board or approved by the shareholders, whichever is earlier, (ii) the date on which all shares available for issuance under the Plan shall have been issued as fully vested shares, or (iii) the termination of all outstanding options in connection with a Corporate Transaction. Upon such Plan termination, all options outstanding under the Plan shall continue to have full force and effect in accordance with the provisions of the documents evidencing such options, except as otherwise provided herein or in any agreements related to such stock options.

II.   AMENDMENT OF THE PLAN

The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects from time to time. However, no such amendment or modification shall adversely affect any rights and obligations with respect to options at the time outstanding under the Plan, unless the Optionee consents to such amendment or modification. In addition, certain amendments may require shareholder approval pursuant to applicable laws and regulations, including, but not limited to, any amendment to the Plan that (i) increases the maximum aggregate number of shares that may be issued under the Plan or (ii) changes the class of individuals eligible to receive an option under the Plan.

III.   USE OF PROCEEDS

Any cash proceeds received by the Corporation from the issuance of shares of Common Stock under the Plan shall be used for general corporate purposes.

IV.   WITHHOLDING

The Corporation's obligation to deliver shares of Common Stock upon the exercise of any options issued under the Plan shall be subject to the satisfaction of all applicable Federal, state and local income and employment tax withholding requirements.

Exhibit 99 (ii)

V. REGULATORY APPROVALS

The implementation of the Plan, the granting of any option under the Plan and the issuance of any shares of Common Stock upon the exercise of any option shall be subject to the Corporation's procurement of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the options granted under the Plan and the shares of Common Stock issued pursuant to the Plan.

VI. SHARE LEGENDS

In addition to any other legends that the Board determines, in its discretion, are necessary or appropriate, the Corporation shall cause the legends set forth below, or legends substantially equivalent thereto, to be placed upon any certificate(s) evidencing ownership of the shares of Common Stock issued under the Option Grant Program, together with any other legends that may be required by the Corporation or by state or federal securities laws:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT WITH RESPECT TO THE SHARES OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT THAT IS THEN APPLICABLE TO THE SHARES, AS TO WHICH A PRIOR OPINION OF COUNSEL ACCEPTABLE TO THE ISSUER OR TRANSFER AGENT MAY BE REQUIRED.

VII. NO EMPLOYMENT OR SERVICE RIGHTS

Nothing in the Plan shall confer upon an Optionee any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Corporation (or any Parent or Subsidiary employing or retaining such person) or of the Optionee, which rights are hereby expressly reserved by each.

VIII. UNFUNDED PLAN

The Plan shall be unfunded. The Corporation shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to insure any payments under this Plan.

IX. NO RESTRICTION ON CORPORATE ACTION

Nothing contained in the Plan shall be construed to prevent the Corporation (or any Parent or Subsidiary) from taking any corporate action that is deemed by the Corporation (or such Parent or Subsidiary) to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any option under the Plan. No Employee, Consultant, Board member, beneficiary, or other person shall have any claim against the Corporation or any Parent or Subsidiary as a result of any such action.

X. GOVERNING LAW

The Plan shall be construed in accordance with the laws of Delaware.

Exhibit 99 (ii)

ARTICLE FOUR

DEFINITIONS

The following definitions shall be in effect under the Plan:

A.   **"Applicable Laws"** shall mean the requirements for equity compensation plans and Awards under federal securities laws, the Code, applicable state corporate and securities laws, and the rules of any applicable stock exchange or national market system applicable to Awards.

B.   **"Award"** shall mean the determination to make one or more grants under the Plan.

C.   **"Board"** shall mean the Corporation's board of directors.

D.   **"Code"** shall mean, the Internal Revenue Code of 1986, as amended.

E.   **"Committee"** shall mean a committee of one (1) or more Board members appointed by the Board to exercise one or more administrative functions under the Plan.

F.   **"Common Stock"** shall mean the Corporation's voting common stock.

G.   **"Consultant"** shall mean any person who is not an Employee and who is providing services to the Company (or any Parent or Subsidiary) as an advisor, consultant, or non-common law employee.

H.   **"Corporate Transaction"** shall mean the occurrence in a single transaction or a series of related transactions, of any one or more of the following: (i) a sale or other disposition of all or substantially all of the assets of the Corporation and its Subsidiaries; (ii) a sale or other disposition of more than fifty percent (50%) of the outstanding stock of the Corporation; (iii) the consummation of a merger, consolidation or similar transaction after which the Corporation is not the surviving corporation; (iv) the consummation of a merger, consolidation , or similar transaction after which the Corporation is the surviving corporation but the shares outstanding immediately preceding the merger, consolidation, or similar transaction are converted or exchanged by reason of the transaction into other stock, property or cash; (v) a distribution by the Corporation (excluding an ordinary dividend or a stock split or stock dividend described in Treasury Regulation section 1.424-1(e)(4)(iv).

I.   **"Corporation"** shall mean Trustcash Holding, Inc., a Delaware corporation and any corporate successor to all or substantially all of the assets or voting stock of Trustcash Holding, Inc., which shall by appropriate action adopt the Plan.

Exhibit 99 (ii)

J.   **"Disability"** shall mean any physical or mental impairment that has lasted for a minimum of 2 months and that (i) can be expected to last for an additional period of not less than 10 months and (ii) prevents an Employee from engaging in such Employee's regular duties in furtherance of the business of the Corporation. Upon request by the Plan Administrator, a disabled Employee shall promptly submit a physician's statement attesting to or disclaiming the existence of such disability and shall promptly submit any other information or records deemed necessary by the Plan Administrator in this regard. The Plan Administrator shall have the right to require an examination of the disabled Employee by his medical examiner or physician, at the Corporation's expense. If there is disagreement as to whether an Employee is disabled, then determination of whether such disability exists shall be made by a physician mutually agreed upon by the physicians previously selected by the disabled Employee and the Plan Administrator. The decision of the physician appointed under the provisions of this Article shall be final and binding on the Corporation and the Employee.

K.   **"Employee"** shall mean an individual who is a common law employee of the Corporation (or any Parent or Subsidiary), except any employees excluded in writing by the Plan Administrator. For example, the Plan Administrator, in its discretion, may exclude from eligibility under this Plan any individuals who provide services to the Corporation (or any Parent or Subsidiary) through a labor contractor, staffing firm, temporary employment firm or agency or other third party, regardless of whether such employees are common law employees of the Corporation.

L.   **"Exercise Date"** shall mean the date on which the Corporation shall have received written notice of the option exercise.

M.   **"Fair Market Value"** shall mean, as of any date, the fair market value of a Share determined as follows:

1.   When there is a public market for the Shares, the Fair Market Value shall be determined by the closing price for a Share on the market trading day on the date of determination (and if a closing price was not reported on that date , then the arithmetic mean of the closing bid and asked prices at the close of the market on that date, and if these prices were not reported on that date, then the closing price on the last trading date on which a closing price was reported) on the stock exchange or national market system that is the primary market for the Shares; or

2.   If the Plan Administrator, in its sole discretion, determines that the foregoing methods do not apply or produce a reasonable valuation, then Fair Market Value shall be determined by an independent appraisal that satisfies the requirements of Code Section 401(a)(28)(C) as of a date within twelve (12) months before the date of the transaction for which the appraisal is used, e.g., the date of the grant of the Award (the "Appraisal"). If the Plan Administrator, in its sole discretion determines that he Appraisal does not reflect information available after the date of the Appraisal that may materially affect the value of the Shares, then Fair Market Value shall be determined by a new Appraisal.

N.   **"Incentive Stock Option"** shall mean an option that satisfies the requirements of Section 422 of the Code.

Exhibit 99 (ii)

O.　　**"Involuntary Termination"** shall mean the termination of the Service of any individual that occurs by reason of an individual's voluntary resignation (a) following (i) a change in the individual's position with the Corporation (or Parent or Subsidiary employing the individual) that materially reduces the individual's duties and responsibilities or the level of management to which the individual reports, (ii) a reduction in an individual's level of compensation (including base salary, fringe benefits and target bonus under any corporate performance-based bonus or incentive programs) by more than fifteen percent (15%), or (iii) a relocation of an individual's place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Corporation without the individual's consent, or (b) an individual's resignation for "good reason." For purposes of this Plan, the term "good reason" shall be defined as provided in any written employment agreement between the individual and the Corporation.

P.　　**"Misconduct"** shall mean a determination by the Corporation, pursuant to the procedures of any employment agreement between the Corporation and an Optionee, that an Optionee has: (1) materially failed, neglected or refused to perform the duties, responsibilities or obligations specifically described in or assigned to him or her under any employment agreement between the Optionee and the Corporation; (2) engaged in a willful or intentional act that has the effect of substantially injuring the reputation or business of the Corporation or any of its affiliates and any of their respective affiliates; (3) used illegal drugs or engaged in repeated drunkenness; (4) been the subject of a plea of *nolo contendre*, admission of guilt or conviction by a court of competent jurisdiction for the commission of (i) a felony or (ii) a misdemeanor involving moral turpitude; (5) engaged in an act of fraud or embezzlement or material dishonesty against the Corporation or any other person or entity; (6) excessive unexcused absences from work not related to a disability; (7) engaged in other violations of employment policies adopted by the Corporation that provide for the orderly administration of the workplace; or (8) during the term of any employment, materially violated any obligations not to disclose confidential information of the Corporation

Q.　　**"1934 Act"** shall mean the Securities Exchange Act of 1934, as amended.

R.　　**"Nonstatutory Stock Option"** shall mean an option not intended to satisfy the requirements of Section 422 of the Code.

S.　　**"Option Grant Program"** shall mean the option grant program in effect under the Plan.

T.　　**"Optionee"** shall mean any person to whom an option is granted under the Option Grant Program.

U.　　**"Parent"** shall mean any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation, provided each corporation in the unbroken chain (other than the Corporation), owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

V.　　**"Plan"** shall mean the Trustcash Holdings, Inc. 2008 Stock Option Plan, as set forth in this document.

W.　　**"Plan Administrator"** shall mean either the Board or the Committee, to the extent the Committee at the time is responsible for the administration of the Plan.

Exhibit 99 (ii)

X.   **<u>"Service"</u>** shall mean the provision of services to the Corporation (or any Parent or Subsidiary) by a person in the capacity of an Employee, a non-employee member of the Board, or a Consultant, except to the extent otherwise specifically provided in the documents evidencing the option grant.

Y.   **<u>"Share"</u>** shall mean a share of Common Stock.

Z.   **<u>"Subsidiary"</u>** shall mean any corporation (other than the Corporation) in an unbroken chain of corporations beginning with the Corporation, provided each corporation (other than the last corporation) in the unbroken chain, at the time of the determination, owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

AA.   **<u>"10% Shareholder"</u>** shall mean the owner of stock (as determined under Section 424(d) of the Code possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Corporation (or any Parent or Subsidiary).